

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Mr. Willard McAndrew
President and Chief Executive Officer
Xtreme Oil & Gas, Inc.
5700 West Plano Parkway, Suite 3600
Plano, TX 75093

> **Re: Xtreme Oil & Gas, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-168484**
> **Filed January 13, 2011**

Dear Mr. McAndrew:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your statement that "[a]s of September 30, 2010, [you] are unable to determine whether [you] will generate sufficient cash from [y]our oil and gas operations to fund [y]our operations for the next twelve months." Please revise to quantify your anticipated expenditures for the next 12 months. In the alternative, if true, provide a statement that the company cannot calculate the amount needed to fund its current operations, and disclose the specific reasons it is not able to calculate this amount. In both instances, please provide this disclosure in your Risk Factors and Liquidity and Capital Resources sections.

<u>Mr. McAndrew will continue to have substantial control, page 5</u>

2.   We note that as a result of Mr. McAndrew's ownership of all of your Nontransferable Preferred Stock, he has additional voting power equal to 1.1 times the number of common shares outstanding in addition to his current beneficial ownership of common shares. Please quantify in this risk factor and your Beneficial Ownership table the total equivalent voting percentage Mr. McAndrew has due to his ownership of the Nontransferable Preferred Stock and its voting power. With regard to the table, provide additional explanatory text or subcolumns as necessary to clarify. See generally Item 403 of Regulation S-K, including Instruction 2.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Robert Forrester
         (972) 480-8406